Exhibit 99.1

ASX ANNOUNCEMENT

February 14, 2018

Change of Auditor in Australia

Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) ("IMT" or the "Company") advises that in accordance with ASX Listing Rule 3.16.3, with effect from today, 14 February 2018, Moore Stephens Audit (Vic) has been appointed Auditor of the Company in Australia for the financial year ended 31 December 2017. The appointment follows the resignation of StewartBrown Audit Services Pty Limited ("StewartBrown"), and the Australian Securities and Investments Commission's consent in accordance with section 329(5) of the Corporations Act 2001 (Cth) (Corporations Act).

The Board believes that the appointment of Moore Stephens Audit (Vic) as the Company's Auditor is in the best interests of the Company and the shareholders. In accordance with section 327C of the Corporations Act, Moore Stephens Audit (Vic) will hold office until the Company's next Annual General Meeting at which time shareholders will be requested to formally approve the appointment of the new Auditor.

The Board of Directors would like to take this opportunity to thank StewartBrown for their past audit role and service to the Company.

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive Officer

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948